UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 12, 2016

Commission File Number: 001-14446

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The Toronto-Dominion Bank

(Registrant’s Name)

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c/o General Counsel’s Office

P.O. Box 1

Toronto-Dominion Centre

Toronto, Ontario M5K 1A2, Canada

(416) 308-6963

(Address and telephone of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

This Form 6-K is hereby incorporated by reference into the registration statement of The Toronto-Dominion Bank on Form F-3 (Registration Number 333-197364).

This Form 6-K consists of two Opinions of Cadwalader, Wickersham & Taft LLP, as special counsel and as special U.S. tax counsel to The Toronto-Dominion Bank, each including a Consent of Cadwalader, Wickersham & Taft LLP, as special counsel and as special U.S. tax counsel to The Toronto-Dominion Bank. The Opinions and Consents of Cadwalader, Wickersham & Taft LLP are filed herewith as exhibits to the Registration Statement of The Toronto-Dominion Bank on Form F-3 filed on July 11, 2014 (File No. 333-197364).

EXHIBIT INDEX

Exhibit Index
Exhibit 5.4	Opinion of Cadwalader, Wickersham & Taft LLP, special counsel to The Toronto-Dominion Bank
Exhibit 23.4	Consent of Cadwalader, Wickersham & Taft LLP, special counsel to The Toronto-Dominion Bank (included in Exhibit 5.4)
Exhibit 8.3	Opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to The Toronto-Dominion Bank
Exhibit 23.5	Consent of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to The Toronto-Dominion Bank (included in Exhibit 8.3)

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (Registration Number: 333-197364) of The Toronto-Dominion Bank and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Toronto-Dominion Bank

By:	/s/ Tim Andrews
	Name:	Tim Andrews
	Title:	Managing Director

Date: April 12, 2016

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